HARBOR ISLAND DEVELOPMENT CORP.

February 16, 2012

Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Harbor Island Development Corp.

Form 10-K for Fiscal Year Ended March 31, 2011

Filed July 14, 2011

File No. 333-166522

Dear Ms. Jenkins:

Harbor Island Development Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of February 13, 2012, pertaining to the Company’s Annual Report on Form 10-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 14, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM 10-K

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 13, 2012.

Form 10-K for Fiscal Year Ended March 31, 2011

Report of Independent Registered Public Accounting Firm, page F-2

1.

 Please advise your auditor to revise the opinion paragraph of their report to add the cumulative period from March 19, 2010 (inception) through March 31, 2011. Please amend your Form 10-K accordingly.

RESPONSE:  We have amended the Filing to include a revised Report of Independent Registered Public Accounting Firm.

In connection with the Company’s responding to the comments set forth in the February 13, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Don Ross

Don Ross, President and CEO

2275 NW 150th Street, Unit B Opa Locka, FL 33054